Exhibit 2.1
EXECUTION COPY

BAE Systems plc
Stirling Square
6 Carlton Gardens
London SW1Y 5AD

March 6, 2005

United Defense Industries, Inc.
1525 Wilson Boulevard, Suite 700
Arlington, VA 22209-2411

Dear Sirs:

This letter agreement is the UK Parent Letter referred to in Section 6.01(c) of the Agreement and Plan of Merger (the “Merger Agreement”) dated as of the date hereof, among BAE Systems North America Inc. (“Parent”), Ute Acquisition Company Inc. and United Defense Industries, Inc. (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

In consideration of the Company entering into the Merger Agreement, BAE Systems plc (“UK Parent”) hereby represents and warrants to the Company that, as of the date hereof:

1.	UK Parent is a public limited company duly incorporated and validly existing under the laws of England and Wales, and has full corporate power and authority to conduct its business as presently conducted. All the outstanding shares of capital stock of Parent are owned by, BAE Systems Holdings Inc., a wholly owned Delaware subsidiary of UK Parent, free and clear of all Liens.

2.	UK Parent has all requisite corporate power and authority to execute and deliver this letter agreement and to perform its obligations hereunder, subject to obtaining the UK Parent Shareholder Approval. The execution and delivery of this letter agreement by UK Parent, the performance of its obligations hereunder and the consummation by Parent of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of UK Parent and no other corporate proceedings on the part of UK Parent are or will be necessary to authorize the execution and delivery of this letter agreement or performance by UK Parent of its obligations hereunder, except the UK Parent Shareholder Approval. UK Parent has duly executed and delivered this letter agreement, and this letter agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

3.	The execution and delivery by UK Parent of this letter agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of UK Parent or any of its subsidiaries under, any provision of (i) the Memorandum of Association and Articles of Association of UK Parent, (ii) subject to receipt of the UK Parent Shareholder Approval, any Contract to which UK Parent or any of its subsidiaries is a party or by which any of their respective assets is bound or (iii) subject to the filings and other matters referred to in the paragraph 4 below and subject to obtaining the UK Parent Shareholder Approval, any Judgment or Law applicable to UK Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, is not reasonably likely to have a material adverse effect on UK Parent’s ability to perform its obligations under this letter agreement.

4.	No Consent of, or registration, declaration or filing with, or notice to, or permit from, any Governmental Entity is required to be obtained or made by or with respect to UK Parent in connection with the execution, delivery and performance of this letter agreement or the consummation of the transactions contemplated hereby, other than (a) compliance with and filings under (i) the HSR Act, (ii) Exon-Florio and (iii) the requirements of any applicable competition, antitrust or similar Law of any jurisdiction outside the United States, (b) compliance with any applicable requirements of the Exchange Act in connection with this letter agreement, the Merger and the other transactions contemplated by the Merger Agreement, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (d) such filings as may be required in connection with the taxes described in Section 6.09 of the Merger Agreement, (e) compliance with any applicable requirements of the UKLA, (f) such other items required by reason of the participation of the Company (as opposed to any other third party) in the transactions contemplated hereby and (g) such other Consents, registrations, declarations, filings, notices or permits, the failure of which to obtain, individually or in the aggregate, is not reasonably likely to have a material adverse effect on UK Parent’s ability to perform its obligations under this letter agreement.

5.	None of UK Parent or any of its “affiliates” or “associates” is, or has been within the last three years, an “interested stockholder” of the Company as those terms are defined in Section 203 of the DGCL.

In addition to the foregoing, UK Parent hereby agrees that:

1.	UK Parent shall, as promptly as practicable after the date of the Merger Agreement, publish and send to its shareholders the UK Parent Circular, which will contain (i) a notice convening the UK Parent Shareholder Meeting, (ii) such other information as may be required by the UKLA and (iii) such other information as UK Parent reasonably determines to include therein. Prior to publishing and sending the UK Parent Circular (or any amendment or supplement thereto), UK Parent (i) shall provide the Company with a reasonable opportunity to review and comment on such document and (ii) shall reasonably consider all comments reasonably proposed by the Company.

2.	UK Parent shall, as promptly as practicable after the date of the Merger Agreement, duly call, give notice of, convene and hold the UK Parent Shareholder Meeting. The Board of Directors of UK Parent shall recommend that the shareholders of UK Parent approve the Merger, and shall not (i) withdraw (or modify in a manner adverse to the Company) such recommendation, (ii) recommend that the shareholders of UK Parent reject the Merger or (iii) resolve, agree or publicly propose to take any such actions (each such action being referred to as a “Change in UK Parent Recommendation”). Notwithstanding anything in this letter agreement to the contrary, at any time prior to obtaining the UK Parent Shareholder Approval, the Board of Directors of UK Parent may if the Board of Directors of UK Parent determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties under applicable Law, make a Change in UK Parent Recommendation.

3.	In consideration of the Company entering into the Merger Agreement, UK Parent hereby irrevocably and unconditionally guarantees to the Company, Parent’s and Sub’s obligation to pay the Merger Consideration pursuant to Article II of the Merger Agreement, subject to the terms and conditions of the Merger Agreement. This guarantee (i) is an absolute, unconditional, present and continuing guarantee of payment and not of collectibility, (ii) is in no way conditioned or contingent upon any attempts to collect or upon any other condition or contingency, and (iii) shall not be affected in any way by any time or indulgence granted to Parent or Sub or any variation, compromise or release of any underlying obligation.

This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Neither this letter agreement nor any of the rights, interests or obligations under this letter agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this letter agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. This letter agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof. In the event of a termination of the Merger Agreement, this letter agreement shall forthwith become void and have no effect, without liability on the part of UK Parent or the Company.

The parties agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this letter agreement and to seek to enforce specifically the terms and provisions of this letter agreement in any

New York state court, any Federal court located in the State of New York or the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties irrevocably agrees that any legal action or proceeding arising out of or related to this letter agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns may be brought and determined in any New York state court, any Federal court located in the State of New York or the State of Delaware or Court of Chancery in and for New Castle County in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, unconditionally, with regard to any such action or proceeding arising out of or relating to this letter agreement and the transactions contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each of the parties agrees further to accept service of process in any manner permitted by such courts. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or related to this letter agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this letter agreement, or the subject matter hereof, may not be enforced in or by such courts, and (d) any right to a trial by jury.

UK Parent hereby appoints Parent as its authorized agent (the “Authorized Agent’) upon which process may be served in any action to enforce this letter agreement that may be instituted by the Company, expressly consents to the jurisdiction of the court (but only in respect of any such action) and waives any other requirements of or objections to personal jurisdiction with respect thereto. UK Parent represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. If the Authorized Agent shall cease to act as UK Parent’s agent for service of process, UK Parent shall appoint without delay another such agent and notify the Company of such appointment in the manner provided in Section 9.02 of the Merger Agreement.

If the foregoing is in accordance with your understanding, please indicate your agreement by signing below at which time this letter will constitute a binding agreement among us.

Very truly yours,

BAE SYSTEMS PLC,

by
/s/ Michael Lester
Name: Michael Lester
Title: Group Legal Director

Acknowledged and Agreed as of
the date first written above:

UNITED DEFENSE INDUSTRIES, INC.,

by
/s/ Thomas W. Rabaut
Name: Thomas W. Rabaut
Title: President and Chief Executive Officer